UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Kornit Digital Announces MAX Technology, the Next Generation Solution for On-Demand, Sustainable Fashion and Apparel Production

On April 26, 2021, Kornit Digital Ltd. (“Kornit” or the “Company”) announced today the release of its new MAX technology, establishing a new standard for on-demand fashion and apparel production.

A copy of the press release containing the foregoing announcement is furnished as Exhibit 99.1 hereto.

The contents of this Report of Foreign Private Issuer on Form 6-K (excluding the press release attached as Exhibit 99.1 hereto) are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346 and 333-254749).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2021	KORNIT DIGITAL LTD.

	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release dated April 26, 2021 entitled “Kornit Digital Announces MAX Technology, the Next Generation Solution for On-Demand, Sustainable Fashion and Apparel Production”

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